EXHIBIT 99.1

Almaden Confirms 100% Ownership of Ixtaca Project

VANCOUVER, British Columbia, Dec. 03, 2020 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or the “Company”; TSX: AMM; NYSE American: AAU) wishes to address certain questions that have arisen in respect of its press release of December 1, 2020 regarding its Ixtaca gold & silver project in Mexico.

Almaden’s key 100% owned mineral concessions, that cover the Ixtaca project, and which are the subject of the Feasibility Study announced in 2018, are not adversely affected by the denial of Almaden’s appeal noted in the December 1, 2020 news release.

While a Mexican court has denied the appeal filed by the Company regarding the Company’s voluntary reduction of its mineral concessions, the Company wishes to reiterate the following:

  The court decision upholds the original, 14,000 Ha larger concessions, which the Company originally held;
  The original concessions provide Almaden with the same exploration and mining rights over the Company’s Ixtaca project as would the reduced concessions;
  Almaden continues to have full access to the Ixtaca project for its ongoing exploration programs;
  As disclosed in the Company’s press release of September 9, 2020, a Court has confirmed that the existence of the Amparo lawsuit involving these original concessions does not prevent the environmental authority (“SEMARNAT”) from resolving the environmental permit (“MIA”) application and that SEMARNAT is free to act within its jurisdiction and authority in respect of the MIA review.

Further background on this matter is available in the Company’s recent disclosure including that of February 27, 2020, September 9, 2020 and December 1, 2020.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the outcome of the Amparo proceedings; the outcome of the challenge by the Company to the applicable Mexican Authorities’ position that the original concessions are active and owned by Almaden and the reduced concessions awarded in 2017 are held without effect; the outcome of the Company’s efforts to have SEMARNAT continue its review of the MIA; and the prospects for raising production financing and preparing for construction in connection with the Ixtaca Project.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of both Almaden’s and the applicable Mexican Authorities’ legal positions, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support for the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/